     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 19, 2004
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                                  SCHEDULE TO
                          TENDER OFFER STATEMENT UNDER
                      SECTION 14(d)(1) OR 13(e)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )

                          VAN KAMPEN SENIOR LOAN FUND
                                (NAME OF ISSUER)

                          VAN KAMPEN SENIOR LOAN FUND
                      (NAME OF PERSON(S) FILING STATEMENT)

        Common Shares of Beneficial Interest, Par Value $0.01 per Share
                         (Title of Class of Securities)

                                   920914108
                      (CUSIP Number of Class B Securities)

                                   920914207
                      (CUSIP Number of Class C Securities)

                              A. Thomas Smith III
                               Managing Director
                          Van Kampen Investments Inc.
                          1221 Avenue of the Americas
                            New York, New York 10020
                                 (212) 762-5260
      (Name, Address and Telephone Number of Person Authorized to Receive
      Notices and Communications on Behalf of Person(s) Filing Statement)

                                   Copies to:
                             Wayne W. Whalen, Esq.
                            Charles B. Taylor, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                             333 West Wacker Drive
                            Chicago, Illinois 60606
                                 (312) 407-0700

                           CALCULATION OF FILING FEE
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Transaction Valuation $419,947,389(a)       Amount of Filing Fees: $53,207.34(b)
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(a)   Calculated as the aggregate maximum purchase price to be paid for purchasing up to 20% of the issued and outstanding common shares of the issuer in the offer.

(b)   Calculated as 0.01267% of the Transaction Valuation.
--------------------------------------------------------------------------------
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[ ]   Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
      and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid: -----------------------------------------

      Form or Registration No.: ---------------------------------------

      Filing Party: ---------------------------------------------------

      Date Filed: -----------------------------------------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

      [ ]   third-party tender offer subject to Rule 14d-1.

      [X]   issuer tender offer subject to Rule 13e-4.

      [ ]   going-private transaction subject to Rule 13e-3.

      [ ]   amendment to Schedule 13D under Rule 13d-2.

[ ] Check the following box if the filing is a final amendment reporting the results of the tender offer.
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

ITEM 1. SUMMARY TERM SHEET.

     Reference is hereby made to the "Summary Term Sheet" of the Offer to Purchase, dated March 19, 2004 (the "Offer to Purchase"), which is attached hereto as Exhibit (a)(1)(ii) and incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

     (a) Name and Address. The name of the issuer is Van Kampen Senior Loan Fund (formerly known as Van Kampen Prime Rate Income Trust), a non-diversified, closed-end management investment company organized as a Massachusetts business trust (the "Fund"). The principal executive office of the Fund is located at 1 Parkview Plaza, Oakbrook Terrace, IL 60181-5555. The telephone number of the principal executive office of the Fund is (630) 684-6000.

     (b) Securities. The title of the securities being sought is common shares of beneficial interest, par value $0.01 per share, which are offered in two classes of shares designated as Class B Shares (shares of the Fund issued before June 13, 2003 have been redesignated as Class B Shares) and Class C Shares (collectively, the "Common Shares"). As of March 5, 2004 there were approximately 206,199,858 Class B Shares and 29,991,024 Class C Shares issued and outstanding.

     (c) Trading Market and Price. The Common Shares are not currently traded on an established trading market.

ITEM 3. IDENTITY AND BACKGROUND OF THE FILING PERSON.

     The name of the filing person is the Van Kampen Senior Loan Fund. The business address of the Fund is 1 Parkview Plaza, Oakbrook Terrace, IL 60181-5555. The business telephone number of the Fund is (630) 684-6000. The filing person is the issuer.

ITEM 4. TERMS OF THE TRANSACTION.

     The Fund is seeking tenders for up to 20% of the aggregate of its issued and outstanding Common Shares at the respective net asset value per class of Common Shares calculated on the day the tender offer expires, upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal (which together with the Offer to Purchase constitute the "Offer"). Tendering shareholders receive cash proceeds from the tender of Common Shares of the Fund or may elect to have the Fund's depositary invest the cash proceeds from the tender of Common Shares of the Fund in shares of other investment companies advised by Van Kampen Asset Management and distributed by Van Kampen Funds Inc., as described in the Offer to Purchase and related Letter of Transmittal. An early withdrawal charge will be imposed on most Class B Shares and Class C Shares accepted for payment that have been held for less than five years and one year, respectively. The scheduled expiration date is April 16, 2004, unless extended as described in the Offer to Purchase (the later of April 16, 2004 or the date of the extended expiration date is referred to as the "Expiration Date"). As described in the Offer to Purchase, shareholders may withdraw Common Shares tendered in the Offer at any time prior to 12:00 Midnight Eastern Time on the Expiration Date or, if not yet accepted for payment, after May 13, 2004. The procedures for tendering and withdrawing Common Shares, the manner in which Common Shares will be accepted for payment, the Fund's intentions in the event the Offer is oversubscribed and federal income tax consequences of the Offer are described in the Offer to Purchase. The Fund is not aware of any Common Shares to be purchased from any officer, trustee or affiliate of the Fund pursuant to the Offer. Copies of the Offer to Purchase and the form of Letter of Transmittal are attached hereto as Exhibit (a)(1)(ii) and Exhibit (a)(2), respectively and are incorporated herein by reference.

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     Reference is hereby made to Section 10 "Interest of Trustees and Executive Officers; Transactions and Arrangements Concerning the Common Shares" and
Section 12 "Source and Amount of Funds" of the Offer to Purchase, which are incorporated herein by reference. Except as set forth therein, the Fund does not know of any agreement, arrangement or understanding, whether or not legally enforceable, between the Fund, any of the Fund's executive officers or Trustees, any person controlling the Fund or any officer or director of any corporation ultimately in control of the Fund and any other person with respect to any securities of the Fund.

ITEM 6. PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

     Reference is hereby made to Section 7 "Purpose of the Offer," Section 8 "Plans or Proposals of the Fund," Section 10 "Interest of Trustees and Executive Officers; Transactions and Arrangements Concerning the Common Shares," Section 11 "Certain Effects of the Offer," Section 12 "Source and Amount of Funds" and
Section 13 "Certain Information about the Fund" of the Offer to Purchase, which are incorporated herein by reference. The Fund regularly purchases and sells assets in its ordinary course of business. Except as set forth above, the Fund has no plans or proposals which relate to or would result in (a) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (b) any purchase, sale or transfer of a material amount of assets of the Fund; (c) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Fund; (d) any change in the present Board of Trustees or management of the Fund, including, but not limited to, any plans or proposals to change the number or the term of Trustees, or to fill any existing vacancy on the Board of Trustees or to change any material term of the employment contract of any executive officer of the Fund; (e) any other material change in the Fund's corporate structure or business, including any plans or proposals to make any changes in its investment policy for which a vote would be required by Section 13 of the Investment Company Act of 1940, as amended; (f) a class of equity securities of the Fund to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;
(g) a class of equity security of the Fund becoming eligible for termination of registration under the Investment Company Act of 1940, as amended; (h) the suspension of the Fund's obligation to file reports pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended; (i) the acquisition by any person of additional securities of the Fund or the disposition of securities of the Fund; or (j) changes in the Fund's declaration of trust or bylaws or other actions which may impede the acquisition of control of the Fund by any person.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Reference is hereby made to Section 12 "Source and Amounts of Funds" of the Offer to Purchase, which is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Reference is hereby made to Section 10 "Interest of Trustees and Executive Officers; Transactions and Arrangements Concerning the Common Shares" of the Offer to Purchase and the financial statements included as part of Exhibit
(a)(1)(ii) attached hereto, which are incorporated herein by reference. Except as set forth therein, there have not been any transactions involving the Common Shares of the Fund that were effected during the past 60 days by the Fund, any executive officer or Trustee of the Fund, any person controlling the Fund, any executive officer or director of any corporation ultimately in control of the Fund or by any associate or subsidiary of any of the foregoing, including any executive officer or director of any such subsidiary.

ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

     No persons have been employed, retained or are to be compensated by or on behalf of the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 10. FINANCIAL INFORMATION.

     (a)-(b) Reference is hereby made to the financial statements included as part of Exhibit (a)(1)(ii) attached hereto, which are incorporated herein by reference.

ITEM 11. ADDITIONAL INFORMATION.

     (a)(1) Reference is hereby made to Section 10 "Interests of Trustees and Executive Officers; Transactions and Arrangements Concerning the Common Shares" of the Offer to Purchase which is incorporated herein by reference.

     (a)(2) through (a)(5) Not applicable.

     (b) The Offer to Purchase, attached hereto as Exhibit (a)(1)(ii), is incorporated herein by reference in its entirety.

ITEM 12. MATERIAL TO BE FILED AS EXHIBITS.

     (a)(1) (i)      Advertisement printed in The Wall Street Journal.
            (ii)     Offer to Purchase (including Financial Statements).
     (a)(2)          Form of Letter of Transmittal (including Guidelines for
                     Certification of Taxpayer Identification Number).
     (a)(3) (i)      Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                     Companies and Other Nominees.
            (ii)     Form of Letter to Clients of Brokers, Dealers, Commercial
                     Banks, Trust Companies and Other Nominees.
            (iii)    Form of Letter to Selling Group Members.
            (iv)     Form of Operations Notice.
            (v)      Form of Operations Notice.
     (a)(4)          Form of Letter to Shareholders who have requested Offer to
                     Purchase.
     (a)(5)          Text of Press Release dated March 19, 2004.
     (a)(6)          Form of Important Notice to Shareholders.
     (b)(1)          Revolving Credit and Security Agreement between the Fund,
                     Falcon Asset Securitization Corporation, as conduit, and
                     Various Financial Institutions, dated as of November 17,
                     2003. Previously filed as Exhibit (k)(3) to the Fund's Form
                     N-2 via EDGAR on November 26, 2003.
     (d)(1)          Investment Advisory Agreement between the Fund and Van
                     Kampen Asset Management (previously, Van Kampen Investment
                     Advisory Corp.), dated as of May 31, 1997. Previously filed as Exhibit (d)(1) to the Fund's Schedule TO via EDGAR on
                     March 15, 2002.
     (d)(2)          Administration Agreement between the Fund and Van Kampen
                     Funds Inc., dated as of May 31, 1997. Previously filed as
                     Exhibit (d)(2) to the Fund's Schedule TO via EDGAR on March
                     15, 2002.
     (d)(3)          Offering Agreement between the Fund and Van Kampen Funds
                     Inc., dated as of May 31, 1997. Previously filed as Exhibit
                     (d)(3) to the Fund's Schedule TO via EDGAR on March 15,
                     2002.
     (d)(4)          Service Plan for Class C Shares of the Fund. Previously
                     filed as Exhibit (k)(4) to the Fund's Registration Statement on Form N-14 via EDGAR on March 11, 2003.
    (g)-(h)          Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

     Not applicable.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               VAN KAMPEN SENIOR LOAN FUND

Dated: March 19, 2004                          /s/ A. THOMAS SMITH III
                                               --------------------------------------------------------
                                               A. Thomas Smith III
                                               Vice President and Secretary

                                 EXHIBIT INDEX

      EXHIBIT                                DESCRIPTION
      -------                                -----------
    (a)(1)(i)        Advertisement printed in The Wall Street Journal.
    (a)(1)(ii)       Offer to Purchase (including Financial Statements).
    (a)(2)           Form of Letter of Transmittal (including Guidelines for
                     Certification of Tax Identification Number).
    (a)(3)(i)        Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                     Companies and Other Nominees.
    (a)(3)(ii)       Form of Letter to Clients of Brokers, Dealers, Commercial
                     Banks, Trust Companies and Other Nominees.
    (a)(3)(iii)      Form of Letter to Selling Group Members.
    (a)(3)(iv)       Form of Operations Notice.
    (a)(3)(v)        Form of Operations Notice.
    (a)(4)           Form of Letter to Shareholders who have requested Offer to
                     Purchase.
    (a)(5)           Text of Press Release dated March 19, 2004.
    (a)(6)           Form of Important Notice to Shareholders.
    (b)(1)           Revolving Credit and Security Agreement between the Fund,
                     Falcon Asset Securitization Corporation, as conduit, and
                     Various Financial Institutions, dated as of November 17,
                     2003. Previously filed as Exhibit (k)(3) to the Fund's Form
                     N-2 via EDGAR on November 26, 2003.
    (d)(1)           Investment Advisory Agreement between the Fund and Van
                     Kampen Asset Management (previously, Van Kampen Investment
                     Advisory Corp.), dated as of May 31, 1997. Previously filed as Exhibit (d)(1) to the Fund's Schedule TO via EDGAR on
                     March 15, 2002.
    (d)(2)           Administration Agreement between the Fund and Van Kampen
                     Funds Inc., dated as of May 31, 1997. Previously filed as
                     Exhibit (d)(2) to the Fund's Schedule TO via EDGAR on March
                     15, 2002.
    (d)(3)           Offering Agreement between the Fund and Van Kampen Funds
                     Inc., dated as of May 31, 1997. Previously filed as Exhibit
                     (d)(3) to the Fund's Schedule TO via EDGAR on March 15,
                     2002.
    (d)(4)           Service Plan for Class C Shares of the Fund. Previously
                     filed as Exhibit (k)(4) to the Fund's Registration Statement on Form N-14 via EDGAR on March 11, 2003.